December 19, 2008

Lawrence Rothberg
President and Director
Remark Enterprises, Inc.
1 Linden Place, Suite 207
Great Neck, NY 11021

> **Re:** **Remark Enterprises, Inc.**
> **Registration Statement on Form 10-SB**
> **under Section 12(g) of the Exchange Act**
> **Filed December 3, 2008**
> **File No. 000-53514**

Dear Mr. Rothberg:

We have limited our review of your filing to those issues we have addressed in our comments. Please note that this filing will go effective automatically by operation of law on February 1, 2009. Since it appears that this filing was made voluntarily, you should consider withdrawing it prior to effectiveness if comments are still outstanding. You could then refile when you are prepared to resolve the comments. Please file your request for withdrawal prior to the automatic effectiveness date.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please note that use of Form 10-SB was discontinued for filings made after February 4, 2008. Refer to Securities Act Release No. 8876 (Dec. 19, 2007). Please amend your filing to be on the appropriate form. Also ensure that your filing includes all disclosure items required by that form.

* * * * * * *

        If you cannot amend your filing in the timeframe mentioned on page 1, please tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Geoffrey D. Kruczek at (202) 551-3641 or me at (202) 551- 3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Stephen J. Czarnik, Esq.